Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

November 2, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re: GCP Applied Technologies Inc.
Amendment No. 1 to Form 10-12B
Filed September 28, 2015
File No. 001-37533

Ladies and Gentlemen:
Thank you for your letter dated October 9, 2015, regarding the review of the GCP Applied Technologies Inc. (“GCP,” “we” or “our”) Amendment No. 1 to Form 10-12B (the “Form 10-12B”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure.
For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text. GCP is filing via EDGAR Amendment No. 2 to the Form 10-12B (“Amendment #2”). In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with three copies of Amendment #2 marked to indicate changes from the version of the Form 10-12B filed on September 28, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”), as filed via EDGAR submission concurrently with this letter and dated November 2, 2015.
Exhibit 99.1
Questions and Answers About the Separation and Distribution, page 8
How much will the separation cost and who will bear that cost, page 10
Comment 1
You state here that Grace will bear all costs of the separation prior to the distribution date. Please clarify what percentage of the costs you indicate here are anticipated to be incurred prior to the separation date, and thus paid by Grace, and which costs will be paid by GCP. Please refer to comment 7 of our letter dated September 1, 2015.
Response 1
We have updated our disclosure on page 11 to clarify the percentage of costs anticipated to be incurred prior to the separation date and the costs that are expected to be paid by GCP after the separation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 33
Comment 2
We note your response to prior comment 15 and the additional disclosures you provided, please revise your disclosures related to your SMB operating segment to explain the changes you made to your channel partner economic model.
Response 2
We have updated our disclosure on page 48 to further clarify the changes that we made to our channel partner strategy in our SBM operating segment.
Financial Condition, Liquidity, and Capital Resources, page 52
Venezuela, page 57
Comment 3
We note on page 58 your disclosure that sales in Venezuela represented 4% of your segments’ respective sales in 2014 and significant non-monetary assets that would need to be assessed for impairment are inventory and fixed assets. Please expand your disclosure to describe, to the extent material, how your operations in Venezuela have affected your results of operations and cash flows, the intercompany receivables due from your Venezuelan subsidiaries, and any other non-monetary assets in Venezuela.
Response 3
We have updated our disclosure on page 60 to describe to the extent material, how our Venezuela operations have affected our results of operations and cash flows, the intercompany receivables due from our Venezuelan subsidiary and the other non-monetary assets in Venezuela.
Comment 4
We note from your disclosure on page 59 that the accounting presentation for the Venezuelan business may be affected. Please expand your disclosures to explain in more detail how your accounting presentation may be affected. Tell us, if not already addressed in your revised disclosure, whether such effects include deconsolidating your Venezuelan business.
Response 4
We have expanded our disclosure on page 61 to include the following:
Based on developments in the third quarter, including changed expectations about our ability to import raw materials at the official exchange rate in the future and the increase in the rate of inflation, we have determined that it is no longer appropriate to use the official exchange rate. Effective September 30, 2015, we will account for our results at the SIMADI rate. At September 30, 2015, this rate was 199 VEB/USD. We recorded a pre-tax charge of $72.5 million in the third quarter to reflect the devaluation of monetary assets and liabilities and impairment of non-monetary assets, including $40.5 million for cash, $26.7 million for working capital and $5.3 million for PP&E. Of this amount, $11.7 million related to inventory was recorded in cost of goods sold, and $60.8 million related to other assets and liabilities was recorded as a separate line in the third quarter combined statement of operations. The assets, liabilities, sales, earnings and cash flows of our Venezuelan subsidiary will be immaterial to the Company after September 30, 2015.
Amendment No. 3 to the Form 10-12B will reflect the above adjustments in the Combined Financial Statements.
Legal Proceedings, page 74
Comment 5
Please also address whether you believe the ultimate resolution of your legal actions is likely to be material to your cash flows.

Response 5
We have updated our disclosure on page 76 to state that we do not believe the ultimate resolution of our legal actions will be material to our cash flows.
Combined Financial Statements
6. Income Taxes, page F-16
4. Income Taxes, page F-48
Comment 6
We note your response to prior comment 25 and the additional disclosures you provided, please also address the following:

•	Disclose how you determined the amount to be repatriated and the related tax effect; and

•
Clarify your disclosure and explain to us why only $11 million of the $16 million tax effect of repatriating foreign earnings in connection with the separation transaction was recorded in the 2015 second quarter.

Response 6
We have updated our disclosure on pages 54 and F-48 to discuss how we determined the amount to be repatriated and the related tax effects, including clarifying the treatment of the $11 million discrete tax adjustment in the 2015 second quarter and the $5 million adjustment which was included in the calculation of our annualized effective tax rate.
As a supplement to the responses above, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,
/s/ Hudson La Force III
Hudson La Force III
Senior Vice President and Chief Financial Officer, W. R. Grace & Co., and
Vice President and Chief Financial Officer, GCP Applied Technologies Inc.